UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Ideation Acquisition Corp.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
451665 10 3
(CUSIP Number)
Steven D. Rubin
4400 Biscayne Blvd.
Suite 1500
Miami, FL 33137
(305) 575-6015
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	451665 10 3	Page	2	of	9

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,979,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,979,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,979,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	451665 10 3	Page	3	of	9

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,979,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,979,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,979,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	451665 10 3	Page	4	of	9
Item 1. Security and Issuer.
     This Schedule 13D is filed by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively the “Reporting Persons”) with respect to common stock, par value $0.0001 per share (the “Common Stock”), of Ideation Acquisition Corp. (the “Issuer”). Also referenced below are warrants to purchase Common Stock (the “Warrants”). The principal executive offices of the Issuer are located at 100 North Crescent Drive, Beverly Hills, CA 90210.
Item 2. Identity and Background.
     Dr. Frost’s present principal occupation is Chairman and Chief Executive Officer of Opko Health Inc., a Delaware corporation. Dr. Frost’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137. Dr. Frost is a citizen of the United States.
     Gamma Trust is a trust organized under the laws of the State of Florida. The trust’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.
     Neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On June 12, 2007, Gamma Trust purchased 1,359,000 shares of Common Stock in a private placement for $13,590 in cash at a purchase price of $0.01 per share (the “Insider Shares”). On November 19, 2007, Gamma Trust purchased 1,320,000 Warrants in a private placement for $1,320,000 in cash at a purchase price of $1.00 per Warrant (the “Insider Warrants”). On November 26, 2007, in the Issuer’s initial public offering (the “IPO”), Gamma Trust purchased 150,000 Units for $1,200,000 cash at purchase price of $8.00 per Unit. Each Unit consists of one share of Common Stock and one Warrant.
     Each Warrant entitles Gamma Trust to purchase one share of the Issuer’s Common Stock at a price of $6.00 per share. The Warrants will become exercisable on the later of the consummation of an initial business combination, or November 19, 2008, unless the Issuer elects to redeem such Warrants. The Warrants will expire at 5:00 p.m., New York City time, on November 19, 2011 or earlier, upon redemption by the Issuer.
     The source of funds for the acquisition of all shares of Common Stock and Warrants beneficially owned by the Reporting Persons was the working capital of Gamma Trust.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the shares of Common Stock and Warrants for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock or Warrants. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock or Warrants which they now owns or may hereafter acquire.

CUSIP No.	451665 10 3	Page	5	of	9
     At the date of this statement, the Reporting Persons, except as set forth in this statement and consistent with the Reporting Persons’ position with the Issuer, has no plans or proposals which would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
     (j) Any action similar to any of those actions enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) Each of the Reporting Persons is the beneficial owner of 2,979,000 shares of Common Stock of the Issuer. This figure includes the right to acquire 1,470,000 shares of common stock pursuant to 1,470,000 Warrants held by the Reporting Persons each convertible into one share of Common Stock. Each of the reporting persons is the beneficial owner of 21.3% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 13,970,000 shares of Common Stock outstanding as of November 26, 2007, including the 1,470,000 shares of Common Stock which the Reporting Persons have the right to acquire pursuant to the Warrants.
     (b) Each Reporting person has the shared power to vote or direct to vote and the shared power to dispose or direct the disposition of 2,979,000 shares of Common Stock of the Issuer. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to be the beneficial owner of the shares held by any other Reporting Person.

CUSIP No.	451665 10 3	Page	6	of	9
     The filling of this statement shall not be construed as an admission that either of the Reporting Persons is, for the Purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by the statement.
     (c) Transactions in the Issuer’s securities effected by the Reporting Persons:

Transaction Date	Quantity of Securities	Type of Transaction	Price Per Security
6/12/2007	1,359,000 Common Stock	Private Placement	$0.01 per Share
11/19/2007	1,320,000 Warrants	Private Placement	$1.00 per Warrant
11/26/2007	150,000 Common Stock (Unit)	IPO Purchase	$8.00 per Unit
11/26/2007	150,000 Warrants (Unit)	IPO Purchase	$8.00 per Unit
     (d)-(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Escrow of Insider Shares and Insider Warrants. Prior to the Issuer’s IPO, the Issuer issued 2,500,000 shares of Common Stock to certain initial stockholders (the “Initial Stockholders”). All of these Insider Shares (including the 1,359,000 Insider Shares beneficially owned by the Reporting Persons) remain in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement. Simultaneous with the IPO the Issuer issued and sold 2,400,000 Insider Warrants to the Initial Stockholders. All of these Insider Warrants (including the 1,320,000 Insider Warrants beneficially owned by the Reporting Persons) remain in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement.
     These Insider Shares and Insider Warrants will not be transferable during the escrow period except (i) if the Initial Shareholder is an entity, a dividend, distribution or contribution to any individual or entity controlling, controlled by, or under common control with such Initial Shareholder, or to any stockholder, member, partner or limited partner of such Initial Shareholder, for which no or nominal consideration is received, (ii) to a member of an Initial Shareholder’s immediate family or to a trust, the beneficiary of which is an Initial Shareholder, a stockholder, member, partner or limited partner of an Initial Shareholder or a person related to an Initial Shareholder by blood, marriage or adoption, (iii) by virtue of the laws of descent and distribution upon death of any Initial Shareholder, (iv) pursuant to a qualified domestic relations order or (v) to directors, officers and employees, or persons or entities affiliated with directors, officers and employees, of the Issuer; provided, however, that such permissive transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of the escrow agreement.
     Registration Rights Agreement. The Reporting Persons are parties to a registration rights agreement with the Issuer pursuant to which the Reporting Persons will be entitled to make up to two demands that the Issuer register the 1,359,000 Insider Shares and 1,320,000 Insider Warrants and the shares for which they are exercisable. The Reporting Persons may elect to exercise their registration rights with respect to the Initial Shares at any time beginning on the date nine months after the consummation of a business combination. Additionally, the Reporting Persons may elect to exercise their registration rights with respect to the Insider Warrants (and the underlying securities) at any time beginning on the date of the consummation of a business combination. In addition, the Reporting Persons have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination.

CUSIP No.	451665 10 3	Page	7	of	9
     Warrants. Each Warrant (including Insider Warrants, subject to the terms of the escrow agreement) entitles the registered holder to purchase one share of Common Stock at a price of $6.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:
•	the completion of a business combination; and

•	November 19, 2008.
     The Warrants will expire at 5:00 p.m., New York City time, November 19, 2011.
     Once the Warrants become exercisable, the Issuer may call the Warrants for redemption.
•	in whole and not in part,

•	at a price of $0.01 per Warrant,

•	upon not less than 30 days’ prior written notice of redemption, and

•	if, and only if, the last sale price of the Common Stock equals or exceeds $11.50 per share (appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of our common stock) for any 20 trading days within a 30 trading day period ending three business days before the Issuer sends the notice of redemption, provided that the Issuer has an effective registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the Warrants and a current prospectus relating to them is available throughout the 30 day notice of redemption period.
     The right to exercise will be forfeited unless they are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.
     If the Issuer calls the Warrants for redemption as described above, the Insider Warrants may be exercised on a “cashless basis.”
     The exercise price and number of shares of Common Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Issuer’s recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of Common Stock at a price below their respective exercise prices.
     Letter Agreements. The Reporting Persons are parties to letter agreements with the Issuer pursuant to which the Reporting Persons agree, if the Issuer seeks shareholder approval for a business combination, to vote the Insider Shares directly or indirectly owned by them in accordance with the vote of the majority of the holders of Common Stock other than other Initial Shareholders. The Reporting Persons have also waived any conversion rights with respect to any shares of Common Stock of the Issuer.

CUSIP No.	451665 10 3	Page	8	of	9
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated December 6, 2007 by the Reporting Persons.

Exhibit 99.2	Escrow Agreement by and among Continental Stock Transfer & Trust Company, Ideation Acquisition Corp. and the Initial Stockholders (included as Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-144218), and incorporated herein by reference).

Exhibit 99.3	Registration Rights Agreement by and among Ideation Acquisition Corp. and the Initial Stockholders (included as Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-144218), and incorporated herein by reference).

Exhibit 99.4	Warrant Agreement by and among Continental Stock Transfer & Trust Company, Ideation Acquisition Corp. and the Initial Stockholders (included as Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-144218), and incorporated herein by reference).

Exhibit 99.5	Letter Agreement by and among Ideation Acquisition Corp., the Representatives and each officer, director and Initial Stockholders (included as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-144218), and incorporated herein by reference).

CUSIP No.	451665 10 3	Page	9	of	9
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Phillip Frost, M.D.
Dated: December 6, 2007	Phillip Frost, M.D.

Dated: December 6, 2007	FROST GAMMA INVESTMENTS TRUST
	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee